GNH RESTAURANT 3, LLC

Reviewed Financial Statements For The Period Ended August 31, 2018

October 15, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
GNH Restaurant 3, LLC
Glendale, CA

We have reviewed the accompanying financial statements of GNH Restaurant 3, LLC (a limited liability company), which comprise the balance sheet as of August 31, 2018, and the related statements of income and retained earnings and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 15, 2018

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

GNH RESTAURANT 3, LLC

BALANCE SHEET

FOR THE PERIOD OF INCEPTION TO AUGUST 31, 2018

ASSETS

CURRENT ASSETS		
Cash	$	12,450
TOTAL CURRENT ASSETS		12,450
TOTAL ASSETS		12,450

LIABILITIES AND MEMBERS' EQUITY

MEMBERS' EQUITY		
Members' Capital Contribution		20,000
Retained Earnings		(7,550)
TOTAL MEMBERS' EQUITY		12,450
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	12,450

Unaudited- See accompanying notes.

GNH RESTAURANT 3, LLC
INCOME STATEMENT
FOR THE PERIOD OF INCEPTION TO AUGUST 31, 2018
_____

Operating Expense	
Formation Costs	6,300
Administrative Expense	1,250
	7,550
Net Income from Operations	(7,550)
Net Income	$ (7,550)

GNH RESTAURANT 3, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION TO AUGUST 31, 2018
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(7,550)
Net Cash Flows From Operating Activities		(7,550)
Cash Flows From Financing Activities		
Change in Members Contribution		20,000
Net Cash Flows From Investing Activities		20,000
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		12,450
Cash at End of Period	$	12,450

GNH RESTAURANT 3, LLC
STATEMENT OF STAKEHOLDERS' EQUITY (DEFICIT)
FOR THE PERIOD OF INCEPTION TO AUGUST 31, 2018
_____

Starting Equity (Deficit)	$	-
Issuance of Units		20,000
Net Income (Loss)		(7,550)
Ending Equity (Deficit)	$	12,450

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

GNH Restaurant 3, LLC ("the Company") is a corporation organized under the laws of the States of Delaware. The Company will operate a franchise restaurant .

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. The company entered into a consignment agreement. Unearned revenue consists of gift cards and is recognized upon use. Gift cards do not have an expiration date.

Income Taxes

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. As such, all items of income and expense are reported by the members on their individual tax returns. The Company's initial federal tax filing will be due in early 2019.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's initial Delaware franchise tax filing will be due in early 2019.

Equity

The Company is a wholly owned subsidiary of its franchisor, Giggles 'N Hugs, Inc.

NOTE C- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE D - CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D - SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 15, 2018, the date that the financial statements were available to be issued.